Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in Amendment No. 1 to the Registration Statement (Form S-3) and related Base Prospectus of Albireo Pharma Inc. for the registration of up to $125,000,000 of common stock, preferred stock, debt securities, warrants, rights, purchase contracts and units and related Sales Agreement Prospectus of Albireo Pharma, Inc. for the sale of up to $50,000,000 of common stock and to the incorporation by reference therein of our report dated July 13, 2016, with respect to the consolidated financial statements of Albireo Ltd. for the year ended December 31, 2015, included in its Annual Report (Form 10-K) for the year ended December 31, 2016, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Reading, England

November 14, 2017